

September 30, 2010

Peter Wang
Chief Financial Officer
Zhongchai Machinery, Inc.
Zhongrong Chengshi Huayuan 5-1-602
Hangzhou, P.R. China 310007

> **Re: Zhongchai Machinery, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2010**
> **Filed September 21, 2010**
> **File No. 000-31091**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2010

Item 3. Legal Proceedings, page 19

1. Please revise to disclose the change in control that resulted from the legal settlement that occurred in July 2009 as provided in this section in the June 30, 2009 Form 10-K.

2. In regard to the above, please tell us and revise to disclose how you accounted for the above transaction.

Item 7. Management's Discussion and Analysis of Financial Conditions and Result of Operations, page 23
Operating Results

3. We note that despite a significant increase in sales and net income in fiscal year 2010, operating expenses decreased significantly during the same period. Specifically, we refer

you to the Consolidated Statements of Operations whereby Selling, general and administrative expenses decreased by approximately $761,000 in amount and as a percentage of Sales from 42% to 12% in fiscal 2010 as compared to 2009. In your disclosure, the amounts that you cite as contributing factors for the decrease only aggregate approximately $60,000. You also state that professional fees decreased. However, your disclosure in Item 14 (Professional Accounting Fees and Services) show similar amount of fees in each fiscal year. Please clarify and explain accordingly.

4. As this material reduction in Selling, general and administrative expenses significantly impacted and changed your operating results from incurring an operating loss in fiscal 2009 to generating operating income in fiscal 2010, please provide us a table detailing the major changes in amounts and components and provide this information with more robust disclosure of the reasons and amounts of the material changes in this expense category. Please advise and revise, accordingly.

5. We note that the period ended June 30, 2010 was the first fiscal year in at least four years that you have not incurred a net loss. We also note that you have attributed a portion of these positive results to taking advantage of the recovery of the domestic market in China and the Chinese government's economic stimulus plan. Please provide a discussion of this change in trend including management's assessment of the change and the expected impact on future periods.

Liquidity and Capital Resources, page 27

6. Reference is made to Note 11 (Other Current Liabilities) whereby you have a $2.6 million short-term amount due to Keyi for the purchase of the residual 25% equity (non-controlling interest) of Zhejiang Zhongchai. Please disclose the date this current liability is due and the capital resources that you anticipate using to liquidate this debt.

Consolidated Statement of Cash Flows, page F-5

7. We note that you present restricted cash with cash & cash equivalents in the Consolidated Statements of Cash Flows. Please present the changes in restricted cash apart from cash & cash equivalents. In this regard, cash flows relating to restricted cash should be included in the activities category (operating, investing or financing) as if there were no restrictions. As you disclose in note 3 (Restricted Cash) that the restricted cash is reserved for settlement of trade notes payable in connection with inventory purchases which are operating working capital items, it appears that you should consider whether classification within operating activities for the change in restricted cash is appropriate. Please advise and revise, accordingly.

8. In the Investing Activity section in your Consolidated Statements of Cash Flows, we note that you disclose cash outflows of $2.2 million as an advance payment for purchase of land use rights and buildings and $2.473 million as payment of non-controlling interest

for ownership buyback. However, the notes disclose the full $4.6 million as an advance payment (note 5) while the approximate $2.6 million on the purchase of the residual 25% equity (non-controlling interest) was still due to Keyi and reflected within current liabilities (note 11) as of the June 30, 2010. Please clarify and revise the consolidated financial statements for consistency, as applicable.

Note 2 – Long-Lived Assets, page F-8

9. In your accounting policy, we note the disclosure that carrying value recoverability assessment is based on expected future discounted cash flows. From the guidance in ASC Topic 360-10-35-17, the assessment of impairment should be based on "undiscounted" (not discounted) cash flow. Please revise your accounting policy, as necessary.

Note 4 – Inventory, page F-12

10. We note that you disclose inventories solely by type of product. As your products disclosure in the Business section (Item 1 – page 5) provides that you manufacture your products, please also present inventory amounts into its respective raw materials, work in process and finished goods categories. Please also see the guidance in Rule 5-02(6) of Regulation S-X for any additional information that may be considered in your disclosure. Please revise accordingly.

Note 5 – Advance Payments, page F-12

11. Reference is made to the approximate $5 million of Advance Payments that you presently classify as a current asset in the consolidated balance sheet. As you disclose that $4.6 million is an advance payment for the purchase of land use rights and buildings, it appears this advance payment for the ultimate purchase of the PP&E (operating facility and utility facility – see Item 2, Properties) and its real property (land) should be classified as a non-current asset in the consolidated balance sheet. Please re-evaluate the classification of this asset and revise as necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 or Joe Foti at 202-551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief